Exhibit 23.1

When the consolidated financial statements as of June 30, 2014 are issued, which will include the spin-off referred to in note 4 of the Notes to Consolidated Financial Statements, we will be in a position to render the following consent.

/s/ KPMG LLP

Consent of Independent Registered Public Accounting Firm

The Board of Directors

Zayo Group Holdings, Inc.:

We consent to the use of our report dated July 2, 2014, with respect to the consolidated balance sheets of Zayo Group Holdings, Inc. as of June 30, 2012 and 2013, and the related consolidated statements of operations, comprehensive loss, stockholder’s equity, and cash flows for each of the years in the two-year period ended June 30, 2013, included herein and to the reference to our firm under the heading “Experts” in the prospectus.

[unsigned]

Denver, Colorado

July 2, 2014